

東方有色集團有限公司
ONFEM HOLDINGS LIMITED



03024497

26th June, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 25th June, 2003.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures



SEC MAIL
RECEIVED
PROCESSING
JUL 11 2003
WASH, D.C.
155
SECTION



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This announcement is made in response to an article about the Company which appeared in a Chinese magazine published on 19th June, 2003 and another article about the Company which appeared in a Chinese newspaper published on 23rd June, 2003. The Company noted that these articles contained inaccurate information about the Company and its subsidiaries.

The Company has enquired with BNP Paribas Peregrine Capital Limited on 23rd June, 2003 and today about the current status of the proposed acquisition of the controlling interests in the Company by China Minmetals HK (Holdings) Ltd. and was informed that the aforesaid acquisition had reached a final stage and was subject to finalisation of the agreement relating to the aforesaid acquisition. The Company will make further announcement as and when appropriate.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

At the request of the Company, trading in its shares on The Stock Exchange of Hong Kong Limited has been suspended with effect from 9:37 a.m. on 23rd June, 2003 pending the publication of this announcement. Application has been made by the Company for the resumption of trading of its shares on the Exchange with effect from 9:30 a.m. on 26th June, 2003.

BACKGROUND

The board of directors ("**Board**") of ONFEM Holdings Limited ("**Company**") refers to an article ("**First Article**") which appeared in a Chinese magazine published on 19th June, 2003 and another article ("**Second Article**") which appeared in a Chinese newspaper on 23rd June, 2003, both of which contained, among other things, information relating to the change in auditors of the Company, the loss on revaluation of ONFEM Tower, the provision for impairment in value of the Company's investment in Greater Beijing Region Expressways Limited and certain investments in securities in the accounts of the Company and its subsidiaries ("**Group**"), the delay in construction of Zhuhai Haitian Garden and information relating to the possible acquisition of the Company's controlling interest. The Board also refers to the announcement of the Company dated 28th May, 2003 ("**Previous Announcement**"). The Company noted that the First Article and the Second Article contained inaccurate information about the Group.

CLARIFICATION BY THE COMPANY

As stated in the 2002 annual report of the Company ("**Annual Report**"), the controlling shareholder of the Company is China Nonferrous Metals Group (Hong Kong) Limited (in liquidation) ("**CNMG**") and Messrs. John Lees and Desmond Chiong were appointed as liquidators ("**Liquidators**") of CNMG since 19th June, 2002. As further stated in the Previous Announcement, the Company was informed by BNP Paribas Peregrine Capital Limited ("**BNP**") that BNP was the financial adviser of China Minmetals HK (Holdings) Ltd. ("**Minmetals**") and that Minmetals was negotiating with the Liquidators in relation to their proposed acquisition of the controlling interests in the Company ("**Acquisition**"). Both the First Article and the Second Article referred to the amount of HK$300 million being the consideration proposed to be paid by Minmetals to effect the Acquisition and the subscription of new shares and acquisition of the benefit of debts owed by Oriental Metals (Holdings) Company Limited. The Company has enquired with BNP on 23rd June, 2003 and today about the current status of the proposed Acquisition, and was informed that the proposed Acquisition had reached a final stage and was subject to the finalisation of the agreement relating to the proposed Acquisition. Apart from the information set out in the Previous Announcement and in this announcement, the Company does not have any further information (including the consideration to be paid by Minmetals) in relation to the proposed Acquisition. The Company will make further announcement as and when appropriate.

The First Article contained various financial information regarding the Group. The Company would like to clarify as follows:

(1) the appointment of Messrs. Arthur Andersen & Co. by the Company in March, 2001 as the auditors of the Company was effected in order to fill the vacancy arising from the resignation of Messrs. KPMG as auditors of the Company; and

(2) the loss on revaluation of ONFEM Tower and the provision for impairment in value of the Company's investment in Greater Beijing Region Expressways Limited and certain investments in securities in the accounts of the Group were appropriate and were made in accordance with accounting principles generally accepted in Hong Kong and in compliance with accounting standards issued by the Hong Kong Society of Accountants from time to time. ONFEM Tower was revalued on the balance sheet date by Dudley Surveyors Limited, an independent firm of surveyors, on an open market value basis while investments in securities were stated at fair value on the balance sheet date.

The First Article also alleged that there was delay in the construction progress of the Zhuhai Haitian Garden project in which the Company has an interest . The progress of the Zhuhai Haitian Garden has already been set out in the Annual Report.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

At the request of the Company, trading in its shares on The Stock Exchange of Hong Kong Limited has been suspended with effect from 9:37 a.m. on 23rd June, 2003 pending the publication of this announcement. Application has been made by the Company for the resumption of trading of its shares on the Exchange with effect from 9:30 a.m. on 26th June, 2003.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 25th June, 2003

The directors of the Company (except Mr. Li Shiming who has been suspended from duties and cannot be contacted) jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This announcement is made in response to an article about the Company which appeared in a Chinese magazine published on 19th June, 2003 and another article about the Company which appeared in a Chinese newspaper published on 23rd June, 2003. The Company noted that these articles contained inaccurate information about the Company and its subsidiaries.

The Company has enquired with BNP Paribas Peregrine Capital Limited on 23rd June, 2003 and today about the current status of the proposed acquisition of the controlling interests in the Company by China Minmetals HK (Holdings) Ltd. and was informed that the aforesaid acquisition had reached a final stage and was subject to finalisation of the agreement relating to the aforesaid acquisition. The Company will make further announcement as and when appropriate.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

At the request of the Company, trading in its shares on The Stock Exchange of Hong Kong Limited has been suspended with effect from 9:37 a.m. on 23rd June, 2003 pending the publication of this announcement. Application has been made by the Company for the resumption of trading of its shares on the Exchange with effect from 9:30 a.m. on 26th June, 2003.

BACKGROUND

The board of directors ("**Board**") of ONFEM Holdings Limited ("**Company**") refers to an article ("**First Article**") which appeared in a Chinese magazine published on 19th June, 2003 and another article ("**Second Article**") which appeared in a Chinese newspaper on 23rd June, 2003, both of which contained, among other things, information relating to the change in auditors of the Company, the loss on revaluation of ONFEM Tower, the provision for impairment in value of the Company's investment in Greater Beijing Region Expressways Limited and certain investments in securities in the accounts of the Company and its subsidiaries ("**Group**"), the delay in construction of Zhuhai Haitian Garden and information relating to the possible acquisition of the Company's controlling interest. The Board also refers to the announcement of the Company dated 28th May, 2003 ("**Previous Announcement**"). The Company noted that the First Article and the Second Article contained inaccurate information about the Group.

CLARIFICATION BY THE COMPANY

As stated in the 2002 annual report of the Company ("**Annual Report**"), the controlling shareholder of the Company is China Nonferrous Metals Group (Hong Kong) Limited (in liquidation) ("**CNMG**") and Messrs. John Lees and Desmond Chiong were appointed as liquidators ("**Liquidators**") of CNMG since 19th June, 2002. As further stated in the Previous Announcement, the Company was informed by BNP Paribas Peregrine Capital Limited ("**BNP**") that BNP was the financial adviser of China Minmetals HK (Holdings) Ltd. ("**Minmetals**") and that Minmetals was negotiating with the Liquidators in relation to their proposed acquisition of the controlling interests in the Company ("**Acquisition**"). Both the First Article and the Second Article referred to the amount of HK$300 million being the consideration proposed to be paid by Minmetals to effect the Acquisition and the subscription of new shares and acquisition of the benefit of debts owed by Oriental Metals (Holdings) Company Limited. The Company has enquired with BNP on 23rd June, 2003 and today about the current status of the proposed Acquisition, and was informed that the proposed Acquisition had reached a final stage and was subject to the finalisation of the agreement relating to the proposed Acquisition. Apart from the information set out in the Previous Announcement and in this announcement, the Company does not have any further information (including the consideration to be paid by Minmetals) in relation to the proposed Acquisition. The Company will make further announcement as and when appropriate.

The First Article contained various financial information regarding the Group. The Company would like to clarify as follows:

(1) the appointment of Messrs. Arthur Andersen & Co. by the Company in March, 2001 as the auditors of the Company was effected in order to fill the vacancy arising from the resignation of Messrs. KPMG as auditors of the Company; and

(2) the loss on revaluation of ONFEM Tower and the provision for impairment in value of the Company's investment in Greater Beijing Region Expressways Limited and certain investments in securities in the accounts of the Group were appropriate and were made in accordance with accounting principles generally accepted in Hong Kong and in compliance with accounting standards issued by the Hong Kong Society of Accountants from time to time. ONFEM Tower was revalued on the balance sheet date by Dudley Surveyors Limited, an independent firm of surveyors, on an open market value basis while investments in securities were stated at fair value on the balance sheet date.

The First Article also alleged that there was delay in the construction progress of the Zhuhai Haitian Garden project in which the Company has an interest . The progress of the Zhuhai Haitian Garden has already been set out in the Annual Report.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

At the request of the Company, trading in its shares on The Stock Exchange of Hong Kong Limited has been suspended with effect from 9:37 a.m. on 23rd June, 2003 pending the publication of this announcement. Application has been made by the Company for the resumption of trading of its shares on the Exchange with effect from 9:30 a.m. on 26th June, 2003.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 25th June, 2003

The directors of the Company (except Mr. Li Shiming who has been suspended from duties and cannot be contacted) jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

本公佈乃回應於二零零三年六月十九日刊登於一份中文周刊內有關本公司之一則報導及於二零零三年六月二十三日刊登於一份中文報章內有關本公司之另一則報導而發出。本公司注意到該等報導載有有關本公司及其附屬公司之不正確資料。

本公司於二零零三年六月二十三日及今天向BNP Paribas Peregrine Capital Limited查詢有關由中國五礦香港控股有限公司計劃收購本公司之控制性權益之現時情況，並獲知會前述收購已進入最後階段及有關前述收購之協議仍待落實。本公司將適時再作公佈。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

應本公司之要求，於香港聯合交易所有限公司進行之本公司股份買賣由二零零三年六月二十三日上午九時三十七分起暫停，以待刊發本公佈。本公司已向聯交所作出申請，於二零零三年六月二十六日上午九時三十分起恢復本公司股份之買賣。

背景

東方有色集團有限公司（「**本公司**」）董事會（「**董事會**」）謹此提述於二零零三年六月十九日刊登於一份中文周刊內有關本公司之一則報導（「**第一則報導**」）及於二零零三年六月二十三日刊登於一份中文報章內有關本公司之另一則報導（「**第二則報導**」），其載有（其中包括）本公司更換核數師、本公司及其附屬公司（「**本集團**」）之會計賬目為東方有色大廈作出重估虧損、為本公司於京域高速公路有限公司之投資及若干證券投資作出減值撥備、珠海海天花園施工延誤等資料及有關可能收購本公司控制性權益之資料。董事會亦提述本公司日期為二零零三年五月二十八日之公佈（「**較早前之公佈**」）。本公司注意到第一則報導及第二則報導載有有關本集團之不正確資料。

本公司之澄清

誠如本公司之二零零二年年報（「**該年報**」）所述，中國有色金屬（香港）集團有限公司（清盤中）（「**中國有色（香港）**」）為本公司之控股股東及李約翰先生和蔣宗森先生已自二零零二年六月十九日起獲委任為中國有色（香港）之清盤人（「**清盤人**」）。較早前之公佈中更提述，本公司獲BNP Paribas Peregrine Capital Limited（「**BNP**」）知會，其為中國五礦香港控股有限公司（「**中國五礦**」）之財務顧問，及中國五礦正與清盤人洽談有關計劃收購本公司之控制性權益（「**該收購**」）。第一則報導及第二則報導均提及中國五礦將支付為數港幣300,000,000元之代價以進行該收購及認購東方鑫源集團有限公司之新股份及收購其債務權益。本公司於二零零三年六月二十三日及今天向BNP查詢有關該收購之現時情況，並獲知會該建議收購已進入最後階段及有關該建議收購之協議仍待落實。除較早前之公佈及本公佈所載之資料外，本公司並無有關該收購之進一步資料（包括中國五礦將支付之代價）。本公司將適時再作公佈。

第一則報導載有有關本集團之各項財務資料。本公司謹此澄清如下：

(1) 安達信公司於二零零一年三月獲委任為本公司之核數師以填補因畢馬威會計師事務所辭任本公司之核數師而產生之空缺；及

(2) 本集團之會計賬目為東方有色大廈作出之重估虧損、為本公司於京域高速公路有限公司之投資及若干證券投資作出之減值撥備乃適當及根據香港普遍採納之會計原則而作出及符合香港會計師公會不時頒佈之會計準則。東方有色大廈於資產負債表之日期由獨立測量師行-捷利行測量師有限公司-按照公開市場價值重新估值，而證券投資則於資產負債表之日期按照公平值列賬。

第一則報導亦質疑本公司擁有權益之珠海海天花園工程項目之工程進展有延誤。珠海海天花園工程項目之進展已列載於該年報內。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

應本公司之要求，於香港聯合交易所有限公司進行之本公司股份買賣由二零零三年六月二十三日上午九時三十七分起暫停，以待刊發本公佈。本公司已向聯交所作出申請，於二零零三年六月二十六日上午九時三十分起恢復本公司股份之買賣。

承董事會命
董事總經理
王幸東

香港，二零零三年六月二十五日

* *僅供識別*

本公司之董事（除已被停職及未能聯絡之李世銘先生外）個別地及共同地就本公佈所載之資料之準確性承擔全部責任，並確認經過一切合理查詢及根據其所知，於本公佈所發表之意見乃經過詳細及審慎考慮而達成，及並無遺漏其他事實導致本公佈之任何陳述成為誤導。



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

本公佈乃回應於二零零三年六月十九日刊登於一份中文周刊內有關本公司之一則報導及於二零零三年六月二十三日刊登於一份中文報章內有關本公司之另一則報導而發出。本公司注意到該等報導載有有關本公司及其附屬公司之不正確資料。

本公司於二零零三年六月二十三日及今天向BNP Paribas Peregrine Capital Limited查詢有關由中國五礦香港控股有限公司計劃收購本公司之控制性權益之現時情況，並獲知會前述收購已進入最後階段及有關前述收購之協議仍待落實。本公司將適時再作公佈。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

應本公司之要求，於香港聯合交易所有限公司進行之本公司股份買賣由二零零三年六月二十三日上午九時三十七分起暫停，以待刊發本公佈。本公司已向聯交所作出申請，於二零零三年六月二十六日上午九時三十分起恢復本公司股份之買賣。

背景

東方有色集團有限公司(「**本公司**」)董事會(「**董事會**」)謹此提述於二零零三年六月十九日刊登於一份中文周刊內有關本公司之一則報導(「**第一則報導**」)及於二零零三年六月二十三日刊登於一份中文報章內有關本公司之另一則報導(「**第二則報導**」)，其載有(其中包括)本公司更換核數師、本公司及其附屬公司(「**本集團**」)之會計賬目為東方有色大廈作出重估虧損、為本公司於京域高速公路有限公司之投資及若干證券投資作出減值撥備、珠海海天花園施工延誤等資料及有關可能收購本公司控制性權益之資料。董事會亦提述本公司日期為二零零三年五月二十八日之公佈(「**較早前之公佈**」)。本公司注意到第一則報導及第二則報導載有有關本集團之不正確資料。

本公司之澄清

誠如本公司之二零零二年年報(「**該年報**」)所述，中國有色金屬(香港)集團有限公司(清盤中)(「**中國有色(香港)**」)為本公司之控股股東及李約翰先生和蔣宗森先生已自二零零二年六月十九日起獲委任為中國有色(香港)之清盤人(「**清盤人**」)。較早前之公佈中更提述，本公司獲BNP Paribas Peregrine Capital Limited(「**BNP**」)知會，其為中國五礦香港控股有限公司(「**中國五礦**」)之財務顧問，及中國五礦正與清盤人洽談有關計劃收購本公司之控制性權益(「**該收購**」)。第一則報導及第二則報導均提及中國五礦將支付為數港幣300,000,000元之代價以進行該收購及認購東方鑫源集團有限公司之新股份及收購其債務權益。本公司於二零零三年六月二十三日及今天向BNP查詢有關該收購之現時情況，並獲知會該建議收購已進入最後階段及有關該建議收購之協議仍待落實。除較早前之公佈及本公佈所載之資料外，本公司並無有關該收購之進一步資料(包括中國五礦將支付之代價)。本公司將適時再作公佈。

第一則報導載有有關本集團之各項財務資料。本公司謹此澄清如下:

(1) 安達信公司於二零零一年三月獲委任為本公司之核數師以填補因畢馬威會計師事務所辭任本公司之核數師而產生之空缺；及

(2) 本集團之會計賬目為東方有色大廈作出之重估虧損、為本公司於京域高速公路有限公司之投資及若干證券投資作出之減值撥備乃適當及根據香港普遍採納之會計原則而作出及符合香港會計師公會不時頒佈之會計準則。東方有色大廈於資產負債表之日期由獨立測量師行-捷利行測量師有限公司-按照公開市場價值重新估值，而證券投資則於資產負債表之日期按照公平值列賬。

第一則報導亦質疑本公司擁有權益之珠海海天花園工程項目之工程進展有延誤。珠海海天花園工程項目之進展已列載於該年報內。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

應本公司之要求，於香港聯合交易所有限公司進行之本公司股份買賣由二零零三年六月二十三日上午九時三十七分起暫停，以待刊發本公佈。本公司已向聯交所作出申請，於二零零三年六月二十六日上午九時三十分起恢復本公司股份之買賣。

承董事會命
董事總經理
王幸東

香港，二零零三年六月二十五日

* *僅供識別*

本公司之董事(除已被停職及未能聯絡之李世銘先生外)個別地及共同地就本公佈所載之資料之準確性承擔全部責任，並確認經過一切合理查詢及根據其所知，於本公佈所發表之意見乃經過詳細及審慎考慮而達成，及並無遺漏其他事實導致本公佈之任何陳述成為誤導。